

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

Tara Y. Harrison
Executive Vice President & Chief Financial Officer
Virginia National Bankshares Corporation
404 People Place
Charlottesville, VA 22911

     Re: Virginia National Bankshares Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2022
          File No. 001-40305

Dear Tara Y. Harrison:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Finance